FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights—Nine months ended December 31, 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 7, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—Nine months ended December 31, 2012

Nomura reported net revenue of 1,160.0 billion yen, income before income taxes of 68.0 billion yen, and net income attributable to NHI shareholders of 24.8 billion yen for nine months ended December 31, 2012. Basic-Net income attributable to NHI shareholders per share was 6.73 yen and Diluted-Net income attributable to NHI shareholders per share was 6.60 yen. Annualized return on shareholders’ equity1 was 1.5%.

i.)	Financial Position

As of December 31, 2012, Nomura’s total capital ratio2 was 19.3% and its Tier 1 capital ratio2 was 16.9%. Nomura had total assets of 38.6 trillion yen, an increase of 2.9 trillion yen compared to March 31, 2012, primarily due to increases in Trading assets, Securities purchased under agreements to resell, and Non-trading debt securities. Total liabilities as of December 31, 2012 were 36.1 trillion yen, an increase of 2.8 trillion yen compared to March 31, 2012, primarily due to increases in Securities sold under agreements to repurchase, Securities loaned, and Deposits received at banks. Total equity as of December 31, 2012 was 2.4 trillion yen, an increase of 45.9 billion yen compared to March 31, 2012. Leverage ratio as of December 31, 2012 was 17.8 times and adjusted leverage ratio3 was 11.6 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four thirds.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2012.
NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.
[3]	Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for nine months ended December 31, 2012 increased by 7.8% from the same period in the prior fiscal year to 1.1 trillion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of December 31, 2012, total NHI shareholders’ equity was 2.2 trillion yen, which represented an increase of 60.6 billion yen compared to March 31, 2012.

Level 3 assets (net)4 were approximately 0.5 trillion yen as of December 31, 2012.

iv.)	Value at Risk

Value at risk5 as of December 31, 2012 was 7.2 billion yen, which represents the same level compared to March 31, 2012.

v.)	Cash Dividends

	For the year ended March 31
	2012	2013	2013 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	4.00	2.00	—
At December 31	—	—	—
At March 31	2.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

vi.)	Number of Employees

As of December 31, 2012, Nomura had 34,098 employees globally (Japan: 21,828, Europe: 3,747, Americas: 2,316, Asia-Pacific (including Powai office in India): 6,207).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2012.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Nine months ended December 31, 2012—Business Highlights

Net revenue was 1.2 trillion yen, an increase of 11.9% from the same period in the prior fiscal year. Non-interest expenses were 1.1 trillion yen, an increase of 7.8% compared to the same period in the prior fiscal year. Income before income taxes was 68.0 billion yen.

•	Net revenue in Retail was 259.2 billion yen, an increase of 0.5% from the same period in the prior fiscal year.

•

Net revenue in Asset Management was 50.6 billion yen, an increase of 1.1% compared to the same period in the prior fiscal year. Assets under management as of December 31, 2012 were 25.1 trillion yen, an increase of 0.5 trillion yen from 24.6 trillion yen as of March 31, 2012.

•

Net revenue in Wholesale was 447.9 billion yen, an increase of 12.9% compared to the same period in the prior fiscal year. The primary factor for the increase in net revenue was an increase in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 16.9% as of December 31, 2012.

[6]	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2012.
NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

Business Segment Information

Retail

Net revenue for nine months ended December 31, 2012 was 259.2 billion yen, a 0.5% increase from the same period in the prior fiscal year. Non-interest expenses increased by 0.3% to 215.8 billion yen. As a result, income before income taxes increased by 1.3% to 43.4 billion yen. The primary factor for the increase was that revenue increase exceeded an increase in expenses.

Retail client assets as of December 31, 2012 were 73.6 trillion yen, comprised of 38.0 trillion yen in equities, 6.7 trillion yen in foreign currency bonds, 12.6 trillion yen in domestic bonds including CBs and Warrants, 7.8 trillion yen in stock investment trusts, 4.4 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 2.5 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	257.9	259.2	0.5
Non-interest expenses	215.0	215.8	0.3

Income (loss) before income taxes	42.8	43.4	1.3

Asset Management

Net revenue increased by 1.1% from the same period in the prior fiscal year to 50.6 billion yen. Non-interest expenses decreased by 0.9% to 33.4 billion yen. As a result, income before income taxes increased by 5.2% to 17.2 billion yen. Assets under management were 25.1 trillion yen as of December 31, 2012, increased by 0.5 trillion yen from March 31, 2012.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of December 31, 2012 was 22.4%8,9. Market share in Japan for public stock investment trusts was 18%8,9, while market share for public bond investment trusts was 43%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	50.1	50.6	1.1
Non-interest expenses	33.7	33.4	(0.9)

Income (loss) before income taxes	16.4	17.2	5.2

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 12.9% from the same period in the prior fiscal year to 447.9 billion yen (270.8 billion yen from Fixed Income, 116.6 billion yen from Equities, and 60.6 billion yen from Investment Banking). The primary factor for the increase in net revenue was an increase in net gain on trading. In particular, net revenue of our Fixed Income business was a main driver of the increase in net revenue for Wholesale. Non-interest expenses decreased by 7.7% to 411.9 billion yen. As a result, income before income taxes was 36.0 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	396.7	447.9	12.9
Non-interest expenses	446.2	411.9	(7.7)

Income (loss) before income taxes	(49.5)	36.0	—

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Other Operating Results

Net revenue was 387.3 billion yen. Loss before income taxes was 43.5 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	338.4	387.3	14.5
Non-interest expenses	317.8	430.9	35.6

Income (loss) before income taxes	20.6	(43.5)	—

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Segment Information—Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue
Business segment information:
Retail	257,882	259,176	0.5
Asset Management	50,095	50,643	1.1
Wholesale	396,650	447,945	12.9

Subtotal	704,627	757,764	7.5
Other	338,365	387,323	14.5

Net revenue	1,042,992	1,145,087	9.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932	—

Net revenue	1,036,891	1,160,019	11.9

Non-interest expenses
Business segment information:
Retail	215,040	215,766	0.3
Asset Management	33,693	33,395	(0.9)
Wholesale	446,158	411,946	(7.7)

Subtotal	694,891	661,107	(4.9)
Other	317,801	430,864	35.6

Non-interest expenses	1,012,692	1,091,971	7.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,012,692	1,091,971	7.8

Income (loss) before income taxes
Business segment information:
Retail	42,842	43,410	1.3
Asset Management	16,402	17,248	5.2
Wholesale	(49,508)	35,999	—

Subtotal	9,736	96,657	892.8
Other*	20,564	(43,541)	—

Income (loss) before income taxes	30,300	53,116	75.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932	—

Income (loss) before income taxes	24,199	68,048	181.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net gain (loss) related to economic hedging transactions	10,453	148	(98.6)
Realized gain (loss) on investments in equity securities held for operating purposes	182	(165)	—
Equity in earnings of affiliates	6,746	9,168	35.9
Corporate items	(25,035)	(15,220)	—
Other	28,218	(37,472)	—

Total	20,564	(43,541)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for nine months ended December 31, 2012, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2012
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥57,481
Add: Fixed charges	199,781
Distributed income of equity investees	5,099

Earnings as defined	¥262,361

Fixed charges	¥199,781
Ratio of earnings to fixed charges[10]	1.3

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2013 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2012.